Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF FEBRUARY 22, 2010

BY AND AMONG

NAUGATUCK VALLEY FINANCIAL CORPORATION,

NEWCO (as defined herein)

AND

SOUTHERN CONNECTICUT BANCORP, INC.

i

5.13	Conversion from Mutual to Stock Form	50
5.14	Accountant’s Comfort Letter	51
5.15	Cooperation	51
5.16	Advisory Board of Directors	52
5.17	Formation of Newco; Accession	52
5.18	Availability of Funds	52
5.19	Directorship	52
5.20	Subordination, Non-Disturbance and Attornment Agreements	52

ARTICLE VI - Conditions to Consummation		53
6.1	Conditions to Each Party’s Obligations	53
6.2	Conditions to the Obligations of NVSL	54
6.3	Conditions to the Obligations of SSE	54

ARTICLE VII - Termination		55
7.1	Termination	55
7.2	Termination Fee	56
7.3	Breach; Remedies	57

ARTICLE VIII - Certain Other Matters		57
8.1	Interpretation	57
8.2	Survival	57
8.3	Waiver; Amendment	57
8.4	Counterparts	58
8.5	Governing Law	58
8.6	Expenses	58
8.7	Notices	58
8.8	Entire Agreement; etc.	59
8.9	Successors and Assigns; Assignment	59
8.10	Specific Performance	59

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Employment Agreement with Matthew L. Proto, Sr.
Exhibit C	Form of Employment Agreement with Sunil Pallan
Exhibit D	Plan of Bank Merger

ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 22nd day of February, 2010 (“Agreement”), by and among Naugatuck Valley Financial Corporation, a federally chartered corporation (“NVSL”), Southern Connecticut Bancorp, Inc., a Connecticut corporation (“SSE”), and, from and after its accession to this Agreement in accordance with Section 5.17, Newco.

Introductory Statement

The Board of Directors of NVSL and SSE have determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of their respective corporations and stockholders.

In connection with the Merger, it is intended that NVSL MHC (as hereinafter defined) will reorganize and convert from the mutual holding company form of organization to the stock holding company form of organization pursuant to certain transactions (the “Conversion”) as the result of which, inter alia, NVSL Bank will become a wholly owned subsidiary of Newco, and that in connection with such Conversion, Newco will conduct a subscription offering of its common stock, and if necessary a community and/or syndicated community offering, and exchange of its common stock for shares of NVSL common stock held by persons other than NVSL MHC, all pursuant to a plan of conversion and subject to regulatory review and amendment in connection with such review as provided therein (the “Plan of Conversion”).

The parties hereto intend that the Merger (as defined herein) shall qualify as a reorganization under the provisions of Section 368(a) of the IRC (as defined herein) for federal income tax purposes.

The parties hereto desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to NVSL’s willingness to enter into this Agreement, each of the members of the Board of Directors of SSE have entered into an agreement dated as of the date hereof, in the form of Exhibit A hereto, pursuant to which he (or she) will vote his (or her) shares of SSE Common Stock in favor of this Agreement and the transactions contemplated hereby.

As a further condition and inducement to NVSL’s willingness to enter into this Agreement, NVSL Bank (as defined herein) has entered into an employment agreement with Matthew L. Proto, Sr., Senior Vice President of SSE Bank (as defined herein), in the form of Exhibit B hereto, and an employment agreement with Sunil Pallan, Senior Vice President and Chief Credit Officer of SSE Bank, in the form of Exhibit C hereto, which employment agreements will be effective upon the consummation of the Merger.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I
Definitions

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Bank Merger	2.11
Banking Laws of Connecticut	3.2(b)(iv)
Base Compensation	5.11(d)
CBCA	2.1
Cash Consideration	2.5(a)
Cash Election	2.6(b)
Cash Election Shares	2.6(b)
Cause	5.11(d)
Certificate(s)	2.6(c)
Certificate of Merger	2.3
Change in Recommendation	5.8
Closing	2.2
Closing Date	2.2
Confidentiality Agreement	5.1(a)
Continuing Employee	5.11(a)
Conversion	Preamble
Disclosure Letter	3.1
Effective Time	2.3
Election Deadline	2.6(c)
Election Form	2.6(a)
Exchange Agent	2.6(c)
Exchange Ratio	2.5(a)
Financial Statement Review	5.15
Indemnified Party	5.12(a)
Initial Offering Price	2.13
Intellectual Property	3.2(p)
Letter of Transmittal	2.7(a)
Mailing Date	2.6(a)
Maximum Insurance Amount	5.12(c)
Merger	2.1
Merger Consideration	2.5(a)
Mixed Election	2.6(b)
Newco	5.18
Non-Election	2.6(b)
Non-Election Shares	2.6(b)
NVSL	Preamble

Defined Term	Location of Definition
NVSL Bank	2.12
NVSL Common Stock	3.3(c)(i)
NVSL Employee Plan	3.2(s)(i)
NVSL Option	3.2(c)(ii)
NVSL Preferred Stock	3.3(c)(i)
NVSL’s Reports	3.3(g)
Plan of Conversion	Preamble
Proxy Statement	5.9(a)
Representative	2.6(b)
Shortfall Number	2.6(e)(ii)
SSE	Preamble
SSE Bank	2.12
SSE Employee Plans	3.2(r)(i)
SSE Option	2.11(a)
SSE Option Plans	2.11(a)
SSE Pension Plan	3.2(r)(iii)
SSE Qualified Plan	3.2(r)(iv)
SSE’s Reports	3.2(g)
SSE Warrant	2.11(c)
SSE Warrant Plans	2.11(c)
Stock Consideration	2.5(a)
Stock Conversion Number	2.6(d)
Stock Election	2.6(b)
Stock Election Number	2.6(b)
Stock Election Shares	2.6(b)
Stockholder Meeting	5.8
Surviving Corporation	2.1

In addition, for purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving SSE or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of SSE’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of SSE’s capital stock or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 8.3 hereof.

“Banking Commissioner” means the Banking Commissioner of the State of Connecticut.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Conversion Proxy/Prospectus” means, collectively, the prospectus of Newco in connection with the Offering that meets the requirements of the Securities Act, applicable state securities laws and banking laws and regulations and the proxy statement of NVSL that meets the requirement of the Exchange Act.  The Conversion Proxy/Prospectus may be combined with the Proxy Statement delivered to stockholders of SSE in connection with the solicitation of proxies for their approval of this Agreement and the transactions contemplated hereby and the offering of the Newco Common Stock to them as Merger Consideration.

“Conversion Registration Statement” means the registration statement, together with all amendments, filed by Newco with the SEC under the Securities Act for the purpose of registering the shares of Newco Common Stock to be offered and issued in connection with the Offering.  The Conversion Registration Statement and the Merger Registration Statement may be separate registration statements or may be combined in one registration statement that shall register the shares of Newco Common Stock to be offered for sale and issued in connection with the Offering and to be offered and issued to holders of SSE Common Stock in connection with the Merger.

“CRA” means the Community Reinvestment Act, as amended.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect.  The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with SSE under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” shall consist of shares held directly or indirectly by NVSL (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

“FDIA” means the Federal Deposit Insurance Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“NVSL MHC” means Naugatuck Valley Mutual Holding Company, a federally chartered mutual holding company and majority shareholder of NVSL.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States.

“Government Regulator” means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component.  Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“knowledge” means, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than senior vice president.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect which is material and adverse to the business, financial condition or results of operations of SSE or NVSL, as the context may dictate, and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to both NVSL and SSE, or to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of NVSL or SSE taken with the prior written consent of the other or (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, shall not be considered in determining if a Material Adverse Effect has occurred.

“Merger Registration Statement” means the registration statement on Form S-4, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering the shares of Newco Common Stock to be offered to holders of SSE Common Stock issued in connection with the Merger.  The Conversion Registration Statement and the Merger Registration Statement may be separate registration statements or may be combined in one registration statement that shall register the shares of Newco Common Stock to be offered for sale and issued in connection with the Offering and to be offered and issued to holders of SSE Common Stock in connection with the Merger.

“Newco Common Stock” means the common stock, par value $.01 per share, of Newco.

“Offering” means (i) the offering of shares of Newco Common Stock in a subscription offering and, if necessary, a community offering and/or a syndicated community offering and (ii) the exchange of Newco Common Stock for shares of NVSL common stock, all as part of the Conversion.

“OTS” means the Office of Thrift Supervision.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which SSE or NVSL, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) SSE’s Board of Directors determines in good faith, after consulting with its outside legal counsel and a financial advisor other than NVSL’s financial advisor with regard to the Conversion, would, if consummated, result in a transaction that is more favorable to the stockholders of SSE than the transactions contemplated hereby (taking into account (x) all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal and (y) any adjustments to the terms and conditions of this Agreement proposed by NVSL in response to the proposal), (ii) is not conditioned on obtaining financing (and with respect to which NVSL has received written evidence of such person's ability to fully finance its Acquisition Proposal) and (iii) is for 100% of the outstanding shares of SSE Common Stock.

“SSE Common Stock” means the common stock, par value $0.01 per share, of SSE.

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment Taxes.

ARTICLE II
The Merger

2.1           The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, SSE will merge with and into Newco (the “Merger”) at the Effective Time.  At the Effective Time, the separate corporate existence of SSE shall cease.  Newco shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the Connecticut Business Corporation Act (the “CBCA”) and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.  Notwithstanding the foregoing, if Newco is incorporated in a jurisdiction other than Connecticut, then the Surviving Corporation shall continue to be governed by the general business corporation law of such other jurisdiction.

2.2           Closing.  The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and at a time as agreed to by the parties hereto on the date designated by NVSL that is concurrent with or as soon as practicable following satisfaction or waiver of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3           Effective Time.  In connection with the Closing, Newco and SSE shall duly execute and deliver a certificate of merger (the “Certificate of Merger”) to the Connecticut Secretary of State for filing pursuant to the CBCA.  The parties will make all other filings or recordings required under the CBCA.  The  Merger shall become effective at such time as the Certificate of Merger is duly filed with the Connecticut Secretary of State or at such later date or time as NVSL and SSE agree and specify in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).  Notwithstanding the foregoing, if Newco is incorporated in a jurisdiction other than Connecticut, then Newco and SSE shall duly execute and deliver an appropriate document with the Secretary of State of such other jurisdiction in accordance with the general business corporation law of such other jurisdiction.

2.4           Effects of the Merger.  The Merger will have the effects set forth in the CBCA (or as set forth in the general business corporation law of Newco’s jurisdiction of incorporation, if other than Connecticut).  Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Newco shall possess all of the properties, rights, privileges, powers and franchises of SSE and be subject to all of the debts, liabilities and obligations of SSE.

2.5           Effect on Outstanding Shares of SSE Common Stock.

(a)           Subject to the provisions of Section 2.6 hereof, by virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of SSE Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into, at the election of the holder as provided in and subject to the limitations set forth in this Agreement, the right to receive (i) $7.25 in cash, without interest (the “Cash Consideration”), (ii) the number of shares of Newco Common Stock equal to the Exchange Ratio (as defined below) (the “Stock Consideration”), or (iii) a combination of the Cash Consideration and the Stock Consideration.  The Cash Consideration and the Stock Consideration are referred to herein collectively as the “Merger Consideration.”  The “Exchange Ratio” shall equal the result obtained by dividing the Cash Consideration by the Initial Offering Price (as defined in Section 2.13).

(b)           Notwithstanding any other provision of this Agreement, no fraction of a share of Newco Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Newco shall pay to each holder of SSE Common Stock who would otherwise be entitled to a fraction of a share of Newco Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the Initial Offering Price.

(c)           If, between the date of this Agreement and the Effective Time, the outstanding shares of Newco Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be adjusted appropriately to provide the holders of SSE Common Stock the same economic effect as contemplated by this Agreement before such event.

(d)           As of the Effective Time, each Excluded Share shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto.

2.6           Election and Proration Procedures.

(a)           An election form in such form as SSE and Newco shall mutually agree (an “Election Form”) shall be mailed on the Mailing Date (as defined below) to each holder of record of shares of SSE Common Stock as of a record date for eligibility to vote on the Merger.  The “Mailing Date” shall be the date on which proxy materials relating to the Merger are mailed to holders of shares of SSE Common Stock.  Newco shall make available Election Forms as may be reasonably requested by all persons who become holders of SSE Common Stock after the record date for eligibility to vote on the Merger and before the Election Deadline (as defined herein), and SSE shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.

(b)           Each Election Form shall entitle the holder of shares of SSE Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Cash Consideration for each of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for each of such holder’s shares (a “Stock Election”), (iii) elect to receive the Cash Consideration with respect to some of such holder’s shares and the Stock Consideration with respect to such holder’s remaining shares (a “Mixed Election”) or (iv) make no election or to indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”).  Holders of record of shares of SSE Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of SSE Common Stock held by that Representative for a particular beneficial owner.  Shares of SSE Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of SSE Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of SSE Common Stock as to which no election has been made are referred to as “Non-Election Shares.”  The aggregate number of shares of SSE Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(c)           To be effective, a properly completed Election Form must be received by the transfer agent for Newco Common Stock (the “Exchange Agent”) on or before 5:00 p.m., New York City time, on the date reasonably determined by Newco that is as close as possible to the fifth business day prior to the date on which the Effective Time is expected to occur (the “Election Deadline”).  An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  An Election Form shall be deemed properly completed only if accompanied by one or more certificates theretofore representing SSE Common Stock (“Certificate(s)”) (or customary affidavits and, if required by Newco pursuant to Section 2.7(i), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of SSE Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form.  Any holder of SSE Common Stock may at any time before the Election Deadline change his or her election by written notice received by the Exchange Agent before the Election Deadline accompanied by a properly completed and signed revised Election Form.  Any holder of SSE Common Stock may, at any time before the Election Deadline, revoke his or her election by written notice received by the Exchange Agent before the Election Deadline or by withdrawal before the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent.  All elections shall be revoked automatically if the Exchange Agent is notified in writing by Newco and SSE that this Agreement has been terminated.  If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form before the Election Deadline and does not submit a new properly executed Election Form prior to the Election Deadline, the shares of SSE Common Stock held by such stockholder shall be designated Non-Election Shares.  Newco shall cause the Certificates representing SSE Common Stock described in clause (ii) to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the person who submitted the Election Form.  Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d)           Notwithstanding any other provision contained in this Agreement, 50% of the total number of shares of SSE Common Stock outstanding immediately before the Effective Time (the “Stock Conversion Number”) shall be converted into the Stock Consideration and the remaining outstanding shares of SSE Common Stock (excluding shares of SSE Common Stock to be canceled as provided in Section 2.5(d)) shall be converted into the Cash Consideration.

(e)           Within five business days after the later to occur of the Election Deadline or the Effective Time, Newco shall cause the Exchange Agent to effect the allocation among holders of SSE Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i)           If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the Stock Consideration in respect of the number of Stock Election Shares held by such holder multiplied by a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number and (B) the Cash Consideration in respect of the remaining number of such holder’s Stock Election Shares;

(ii)           If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A)           if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the Stock Consideration in respect of the number of Non-Election Shares held by such holder multiplied by a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Non-Election Shares; or

(B)           if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive (1) the Stock Consideration in respect of  the number of Cash Election Shares held by such holder multiplied by a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Cash Election Shares.

For purposes of the foregoing calculations, Excluded Shares shall be deemed Cash Election Shares.

2.7           Exchange Procedures.

(a)           Appropriate transmittal materials (the “Letter of Transmittal”) in a form satisfactory to Newco and SSE shall be mailed as soon as practicable after the Effective Time to each holder of record of SSE Common Stock as of the Effective Time who did not previously submit a completed Election Form.  A Letter of Transmittal will be deemed properly completed only if accompanied by Certificates representing all shares of SSE Common Stock to be converted thereby or other acceptable documentation.

(b)           At and after the Effective Time, each Certificate (except as specifically set forth in Section 2.5) shall represent only the right to receive the Merger Consideration.

(c)           Prior to the Effective Time, Newco shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of Newco Common Stock to pay for the aggregate Stock Consideration and (ii) deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SSE Common Stock, for exchange in accordance with this Section 2.7, an amount of cash sufficient to pay the aggregate Cash Consideration.

(d)           The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Newco may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Newco Common Stock that such holder has the right to receive pursuant to Section 2.5, if any, and a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.5, if any (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 2.5, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5).  Certificates so surrendered shall forthwith be canceled.  As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute Newco Common Stock and cash as provided herein.  The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Newco Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.  If there is a transfer of ownership of any shares of SSE Common Stock not registered in the transfer records of SSE, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such SSE Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Newco and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e)           No dividends or other distributions declared or made after the Effective Time with respect to Newco Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of Newco Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.7.  Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of Newco Common Stock represented by such person’s Certificates.

(f)           The stock transfer books of SSE shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of SSE of any shares of SSE Common Stock.  If, after the Effective Time, Certificates are presented to Newco, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(g)           Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remains unclaimed by the holders of SSE Common Stock for six (6) months after the Effective Time shall be repaid by the Exchange Agent to Newco upon the written request of Newco.  After such request is made, any holder of SSE Common Stock who has not theretofore complied with this Section 2.7 shall look only to Newco for the Merger Consideration deliverable in respect of each share of SSE Common Stock such stockholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon.  If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of Newco (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims.  Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of SSE Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)           Newco and the Exchange Agent shall be entitled to rely upon SSE’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.  If a dispute with respect to ownership of stock represented by any Certificate, Newco and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i)           If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Newco, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.8           Effect on Outstanding Shares of Newco Common Stock.  At the Effective Time, each share of Newco Common Stock issued and outstanding immediately prior to the Effective Time shall be converted and exchanged for one share of the Surviving Corporation.

2.9           Directors of Surviving Corporation After Effective Time.  Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Newco serving immediately prior to the Effective Time.

2.10           Certificate of Incorporation and Bylaws.  The certificate of incorporation of Newco, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.  The bylaws of Newco, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.11           Treatment of Stock Options, Restricted Stock and Warrants.

(a)           As soon as practicable after the date of this Agreement, SSE’s Board of Directors shall adopt such resolutions or take such other actions as are required to cancel each outstanding option to acquire shares of SSE Common Stock (an “SSE Option”) granted pursuant to the SSE 2001 Stock Option Plan, the SSE 2002 Stock Option Plan and the SSE 2005 Stock Option and Award Plan (collectively, the “SSE Option Plans”) as of the Effective Time, whether or not then vested, in exchange for a cash payment by SSE in an amount equal to the product of (i) the number of shares of SSE Common Stock subject to the SSE Option at the Effective Time and (ii) the amount by which $7.25 exceeds the exercise price per share of the SSE Option, net of any amount which must be withheld to satisfy applicable federal and state income and employment taxes.  If the exercise price per share of a SSE Option equals or exceeds

$7.25, then at the Effective Time such SSE option shall be canceled without any payment made in exchange therefor.  At the Effective Time the SSE Option Plans shall be deemed terminated.

(b)           At the Effective Time, each share of restricted stock outstanding as of the Effective Time and issued pursuant to the SSE Option Plans, to the extent not already vested, shall vest and shall represent the right to receive the Merger Consideration pursuant to Section 2.5 above.

(c)           At the Effective Time, each warrant to acquire shares of SSE Common Stock (an “SSE Warrant”) granted pursuant to the 2001 Warrant Plan and the 2001 Supplemental Warrant Plan (collectively, the “SSE Warrant Plans”) that is then outstanding and unexercised, whether or not then vested, shall be canceled, without any payment made in exchange therefor.  At the Effective Time the SSE Warrant Plans shall be deemed terminated.

2.12           Bank Merger.  Concurrently with or as soon as practicable after the execution and delivery of this Agreement, Naugatuck Valley Savings and Loan (“NVSL Bank”), a wholly owned subsidiary of NVSL, and The Bank of Southern Connecticut (“SSE Bank”), a wholly owned subsidiary of SSE, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit D, pursuant to which SSE Bank will merge with and into NVSL Bank (the “Bank Merger”).  The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.13           The Conversion. Contemporaneous with the adoption of this Agreement, the Boards of Directors of NVSL MHC, NVSL and NVSL Bank are adopting the Plan of Conversion to reorganize and convert from the mutual holding company form of organization to the stock holding company form of organization. Newco is being organized to become the parent of NVSL Bank and to offer for sale shares of common stock as prescribed in the Plan of Conversion and to exchange its common stock for shares of NVSL common stock held by persons other than NVSL MHC.  The per share price of the shares of Newco Common Stock to be issued in the Conversion is referred to as the “Initial Offering Price.”  The Initial Offering Price is expected to be $10.00.  The shares of Newco Common Stock to be issued in connection with the Merger may be either shares unsubscribed for in the Conversion subscription or community offerings, or to the extent such shares are unavailable, authorized but unissued shares of Newco Common Stock, which shares shall be issued immediately following completion of the Conversion.

2.14           Alternative Structure.  Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, NVSL may specify that the structure of the transactions contemplated by this Agreement and the Plan of Conversion be revised and the parties shall enter into such alternative transactions as NVSL may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration, (ii) adversely effect the intended federal income tax consequences of the Merger to the holders of SSE Common Stock, or (iii) adversely impede or delay the receipt of any regulatory approval referred to in, or the consummation of the transactions contemplated by, this Agreement.  In the event that NVSL elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.15           Absence of Control.  Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that NVSL by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, SSE or to exercise, directly or indirectly, a controlling influence over the management or policies of SSE.

2.16           No Appraisal Rights.  Holder of SSE Common Stock do not have appraisal rights in connection with the Merger in accordance with Section 33-856 of the CBCA.

ARTICLE III
Representations and Warranties

3.1           Disclosure Letters.  Prior to the execution and delivery of this Agreement, NVSL and SSE have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate).

3.2           Representations and Warranties of SSE.  SSE represents and warrants to NVSL that, except as disclosed in SSE’s Disclosure Letter:

(a)           Organization and Qualification.  SSE is a corporation duly organized, validly existing and in good standing under the laws of the State of Connecticut and is registered with the FRB as a bank holding company.  SSE has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it.  SSE is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on SSE.  SSE engages only in activities (and holds properties only of the types) permitted to bank holding companies by the BHCA and the rules and regulations of the FRB promulgated thereunder.

(b)           Subsidiaries.

(i)           SSE’s Disclosure Letter sets forth with respect to each of SSE’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation, SSE’s percentage ownership, the number of shares of stock owned or controlled by SSE and the name and number of shares held by any other person who owns any stock of the Subsidiary. SSE owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens.  There are no contracts, commitments, agreements or understandings relating to SSE’s right to vote or dispose of any equity securities of its Subsidiaries.  SSE’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by bank holding companies or Connecticut state banks.

(ii)           Each of SSE’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on such Subsidiary.

(iii)           The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable.  No shares of capital stock of any Subsidiary of SSE are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv)           No Subsidiary of SSE other than SSE Bank is an “insured depository institution” as defined in the FDIA and the applicable regulations thereunder.  SSE Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law.  SSE Bank is a member in good standing of the Federal Home Loan Bank of Boston.  SSE Bank engages only in activities (and holds properties only of the types) permitted by Connecticut General Statutes 36a-1 et seq. and the regulations promulgated thereunder (the “Banking Laws of Connecticut”) and the rules and regulations of the Banking Commissioner promulgated thereunder.

(c)           Capital Structure.

(i)           The authorized capital stock of SSE consists of:

(A)           5,000,000 shares of SSE Common Stock; and

(B)           500,000 shares of preferred stock, no par value.

(ii)	As of the date of this Agreement:

(A)           2,695,902 shares of SSE Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(B)           no shares of SSE preferred stock are issued and outstanding;

(C)           257,971 shares of SSE Common Stock are reserved for issuance pursuant to outstanding SSE Options;

(D)           77,184 shares of SSE Common Stock are reserved for issuance pursuant to outstanding SSE Warrants; and

(E)           no shares of SSE Common Stock are held in treasury by SSE or otherwise directly or indirectly owned by SSE.

(iii)           Set forth in SSE’s Disclosure Letter is a complete and accurate list of all outstanding SSE Options and SSE Warrants, including the names of the optionees and warrant holders, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant or warrant and whether stock appreciation, limited or other similar rights were granted in connection with such options or warrants.

(iv)           No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of SSE may vote are issued or outstanding.

(v)           Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of SSE are issued, reserved for issuance or outstanding and (B) neither SSE nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating SSE or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of SSE or obligating SSE or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement.  As of the date hereof, there are no outstanding contractual obligations of SSE or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of SSE or any of its Subsidiaries.

(d)           Authority.  SSE has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of SSE’s Board of Directors, and no other corporate proceedings on the part of SSE are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than (i) the approval and adoption of this Agreement by the affirmative vote of the majority of the votes entitled to be cast on this Agreement by holders of SSE Common Stock and (ii) the approval of the Bank Merger by the board of directors of SSE Bank and by SSE, in its capacity as sole stockholder of SSE Bank.  This Agreement has been duly and validly executed and delivered by SSE and constitutes a valid and binding obligation of SSE, enforceable against SSE in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)           No Violations.  The execution, delivery and performance of this Agreement by SSE do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which SSE or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of SSE or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of SSE or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which SSE or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f)           Consents and Approvals.  No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by SSE of this Agreement or the consummation by SSE of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities.  As of the date hereof, SSE has no knowledge of any reason pertaining to SSE why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g)           Governmental Filings.  SSE and each of its Subsidiaries has filed all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file since December 31, 2005 with the SEC, the FRB, the FDIC, the Banking Commissioner or any other Governmental Regulator (collectively, “SSE’s Reports”).  SSE has made available to NVSL an accurate and complete copy of (i) each of SSE’s Reports and (ii) each communication mailed by SSE to its stockholders since December 31, 2005 and prior to the date hereof.  No administrative actions have been taken or, to the knowledge of SSE, threatened or orders issued in connection with any of SSE’s Reports.  As of their respective dates, all of SSE’s Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).  Any financial statement (including, in each case, any notes thereto) contained in any of SSE’s Reports fairly presented in all material respects the financial position of SSE on a consolidated basis, SSE alone or each of SSE’s Subsidiaries alone as the case may be, and was prepared in all material respects in accordance with GAAP or applicable regulations.

(h)           Financial Statements.  SSE’s Disclosure Letter contains copies of (i) the consolidated balance sheet of SSE and its Subsidiaries as of December 31, 2008 and 2007 and related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008 together with the notes thereto accompanied by the audit report of SSE’s independent registered public accounting firm and (ii)

the unaudited consolidated balance sheet of SSE and its Subsidiaries as of September 30, 2009 and the related unaudited consolidated statements of operations, shareholders’ equity and cash flows for the nine months ended September 30, 2009.  Such financial statements were prepared from the books and records of SSE and its Subsidiaries, fairly present the consolidated financial position of SSE and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of SSE and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate).  The books and records of SSE and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i)           Undisclosed Liabilities.  Neither SSE nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the audited consolidated balance sheet of SSE as of December 31, 2008, except for (i) liabilities incurred since December 31, 2008 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on SSE and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j)           Absence of Certain Changes or Events.  Since December 31, 2008:

(i)           SSE and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices;

(ii)           there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on SSE;

(iii)           SSE has not declared, paid or set aside any dividends or distributions with respect to the SSE Common Stock other than as expressly permitted by this Agreement;

(iv)           except for supplies or equipment purchased in the ordinary course of business, neither SSE nor any of its Subsidiaries have made any capital expenditures exceeding individually or in the aggregate $15,000;

(v)           there has not been any write-down by SSE Bank in excess of $15,000 with respect to any individual Loan or other real estate owned or $30,000 in the aggregate;

(vi)           there has not been any sale, assignment or transfer of any assets by SSE or any of its Subsidiaries in excess of $15,000 other than in the ordinary course of business or pursuant to a contract or agreement disclosed in SSE’s Disclosure Letter;

(vii)           there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by SSE or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business;

(viii)           neither SSE nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees other than as expressly permitted by this Agreement;

(ix)           neither SSE nor any of its Subsidiaries has entered into or amended any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any current or former director or officer; and

(x)           there has been no change in any accounting principles, practices or methods of SSE or any of its Subsidiaries.

(k)           Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of SSE, threatened against or affecting SSE or any of its Subsidiaries or any property or asset of SSE or any of its Subsidiaries that (i) is seeking damages or declaratory relief against SSE or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement.  There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against SSE or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on SSE.

(l)           Absence of Regulatory Actions.  Since June 30, 2006, neither SSE nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking.  There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of SSE or its Subsidiaries.

(m)           Compliance with Laws.  SSE and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it or the employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SSE.  SSE and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the knowledge of SSE, threatened.  Neither SSE nor any of its Subsidiaries has been given written notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on SSE.

(n)           Taxes.  All federal, state, local and foreign Tax returns required to be filed by or on behalf of SSE or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects.  All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by SSE or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on SSE’s balance sheet (in accordance with GAAP).  There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of SSE or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where SSE or any of its Subsidiaries do not file Tax returns that SSE or any such Subsidiary is subject to taxation in that jurisdiction.  All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to SSE or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on SSE’s balance sheet (in accordance with GAAP).  SSE and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.  SSE and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and SSE and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.  Neither SSE nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC and neither SSE nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments that would not be fully deductible by reason of Section 162(m) of the IRC.

(o)           Agreements.

(i)           SSE and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), to be performed after the date hereof that has not been filed with SSE’s Reports.

(ii)           SSE has previously delivered to NVSL, and SSE’s Disclosure Letter lists, any contract, arrangement, commitment or understanding (whether written or oral) to which SSE or any of its Subsidiaries is a party or is bound:

(A)           with any executive officer or other key employee of SSE or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving SSE or any of its Subsidiaries of the nature contemplated by this Agreement;

(B)           with respect to the employment of any directors, officers, employees or consultants;

(C)           any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D)           containing covenants that limit the ability of SSE or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, SSE (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

(E)           pursuant to which SSE or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(F)           that relates to borrowings of money (or guarantees thereof) by SSE or any of its Subsidiaries in excess of $50,000;

(G)           which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis; or

(H)           the termination of which would require payment by SSE or any of its Subsidiaries in excess of $25,000.

(ii)           Neither SSE nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of SSE, no other party to any such agreement (excluding any loan or extension of credit made by SSE or any of its Subsidiaries) is in default in any respect thereunder.

(iii)           SSE’s Disclosure Letter lists each agency or brokerage contract pursuant to which SSE or any of its Subsidiaries is authorized to represent an insurer or place insurance through another agency.  Neither SSE nor any of its Subsidiaries have received written notice of termination of any existing agency or brokerage contract and, to the knowledge of SSE, no insurer or agency has threatened to terminate or is contemplating terminating its agency or brokerage contract with SSE or any of its Subsidiaries.  There exists no dispute between SSE or any of its Subsidiaries and any insurer or agency with respect to either SSE’s or any of its Subsidiaries or the insurer’s or agency’s performance under the agency or brokerage contract between SSE or any of its Subsidiaries and the insurer or agency.

(p)           Intellectual Property.  SSE and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. SSE’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to SSE or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that SSE or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “Intellectual Property”).  With respect to each item of Intellectual Property owned by SSE or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien.  With respect to each item of Intellectual Property that SSE or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect.  Neither SSE nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that SSE or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party).  To the knowledge of SSE, neither SSE nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of SSE or any of its Subsidiaries.

(q)           Labor Matters.  SSE and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours.  Neither SSE nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is SSE or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the knowledge of SSE, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving SSE or any of its Subsidiaries pending or, to the knowledge of SSE, threatened.

(r)           Employee Benefit Plans.

(i)           SSE’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of SSE or any of its Subsidiaries (hereinafter referred to collectively as the “SSE Employee Plans”).  SSE has previously delivered or made available to NVSL true and complete copies of each agreement, plan and other documents referenced in SSE’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 or 5500-C for the most recently completed year.  There has been no announcement or commitment by SSE or any of its Subsidiaries to create an additional SSE Employee Plan, or to amend any SSE Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such SSE Employee Plan.

(ii)           There is no pending or, to the knowledge of SSE, threatened litigation, administrative action or proceeding relating to any SSE Employee Plan.  All of the SSE Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws.  There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the SSE Employee Plans that is likely to result in the imposition of any penalties or Taxes upon SSE or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii)           No liability to the Pension Benefit Guarantee Corporation has been or is expected by SSE or any of its Subsidiaries to be incurred with respect to any SSE Employee Plan which is subject to Title IV of ERISA (“SSE Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by SSE or any ERISA Affiliate.  No SSE Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each SSE Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such SSE Pension Plan as of the end of the most recent plan year with respect to the respective SSE Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such SSE Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any SSE Pension Plan within the 12-month period ending on the date hereof.  Neither SSE nor any of its Subsidiaries has provided, or is required to provide, security to any SSE Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC.  Neither SSE, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv)           Each SSE Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “SSE Qualified Plan”) has received a favorable determination letter from the IRS, and, to the knowledge of SSE, there are no circumstances likely to result in revocation of any such favorable determination letter.  Each SSE Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such SSE Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v)           With respect to each SSE Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) none of SSE or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any actual knowledge, that if SSE or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on SSE; and (B) none of SSE or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any SSE Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi)           Neither SSE nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any SSE Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vii)           All contributions required to be made with respect to any SSE Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any SSE Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of SSE.  Each SSE Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(s)           Properties.

(i)           A list and description of all real property owned or leased by SSE or a Subsidiary of SSE is set forth in SSE’s Disclosure Letter.  SSE and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby.  Each lease pursuant to which SSE or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect and neither SSE nor any of its Subsidiaries, nor, to SSE’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease.  Attached as an exhibit to SSE’s Disclosure Letter is a complete and correct copy of each such real property lease and personal property lease.  All real property owned or leased by SSE or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by SSE to be adequate for the current business of SSE and its Subsidiaries.  To the knowledge of SSE, none of the buildings, structures or other improvements located on any real property owned or leased by SSE or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii)           SSE and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby.  With respect to personal property used in the business of SSE and its Subsidiaries that is leased rather than owned, neither SSE nor any of its Subsidiaries is in default under the terms of any such lease.

(t)           Fairness Opinion.  SSE has received the opinions of Stifel, Nicolaus & Company, Incorporated and Northeast Capital & Advisory, Inc. to the effect that, as of the respective date of such opinions and subject to the assumptions and qualifications set forth therein, the Merger Consideration to be paid to SSE’s stockholders by NVSL in connection with the Merger pursuant to this Agreement is fair, from a financial point of view, to such SSE stockholders.

(u)           Fees.  Other than for financial advisory services performed for SSE by Stifel, Nicolaus & Company, Incorporated pursuant to an agreement dated April 22, 2009 and by Northeast Capital & Advisory, Inc. pursuant to an agreement dated February 3, 2010, true and complete copies of which are attached as exhibits to SSE’s Disclosure Letter, neither SSE nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for SSE or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v)           Environmental Matters.

(i)           Each of SSE and its Subsidiaries, the Participation Facilities, and, to the knowledge of SSE, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii)           There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of SSE, threatened, before any court, governmental agency or board or other forum against SSE or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by SSE or any of its Subsidiaries or any Participation Facility.

(iii)           To the knowledge of SSE, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or SSE or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)           Neither SSE nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)           There are no underground storage tanks at any properties owned or operated by SSE or any of its Subsidiaries or any Participation Facility.  Neither SSE nor any of its Subsidiaries nor, to the knowledge of SSE, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by SSE or any of its Subsidiaries or any Participation Facility.

(vi)           During the period of (A) SSE’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) SSE’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they are regulated under any Environmental Law.  To the knowledge of SSE, prior to the period of (A) SSE’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) SSE’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they are regulated under any Environmental Law.

(w)           Loan Portfolio; Allowance for Loan Losses.

(i)           With respect to each Loan owned by SSE or its Subsidiaries in whole or in part:

(A)           The note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

(B)           neither SSE nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C)           SSE or a Subsidiary of SSE is the sole holder of legal and beneficial title to each Loan (or SSE’s or its Subsidiary’s applicable participation interest, as applicable), except as otherwise referenced on the books and records of SSE or a Subsidiary of SSE;

(D)           the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E)           with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii)           Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor SSE’s practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii)           The allowance for loan losses reflected in SSE’s balance sheet at December 31, 2008 was, and the allowance for loan losses shown on the balance sheets in SSE’s Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof.

(x)           Anti-takeover Provisions Inapplicable.  SSE and its Subsidiaries have taken all actions required to exempt NVSL, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y)           Material Interests of Certain Persons.  Except for deposit and loan relationships entered into in the ordinary course of business, no current or former officer or director of SSE, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of SSE or any of its Subsidiaries.

(z)           Insurance.  In the opinion of management, SSE and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured.  SSE’s Disclosure Letter contains a list of all policies of insurance carried and owned by SSE or any of SSE’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date.  All of the insurance policies and bonds maintained by SSE and its Subsidiaries are in full force and effect, SSE and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(aa)           Investment Securities; Derivatives.

(i)           Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by SSE or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii)           Neither SSE nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(bb)           Indemnification.  Except as provided in the articles of incorporation or bylaws of SSE and the similar organizational documents of its Subsidiaries, neither SSE nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of SSE and, to the knowledge of SSE, there are no claims for which any such person would be entitled to indemnification under the articles of incorporation or bylaws of SSE or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(cc)           Corporate Documents and Records.  SSE’s Disclosure Letter includes a complete and correct copy of the certificate of incorporation, bylaws and similar organizational documents of SSE and each of SSE’s Subsidiaries, as in effect as of the date of this Agreement.  Neither SSE nor any of SSE’s Subsidiaries is in violation of its certificate of incorporation, bylaws or similar organizational documents.  The minute books of SSE and each of SSE’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.  SSE and each of its Subsidiaries maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(dd)           SSE Information.  The information regarding SSE and its Subsidiaries included in the Proxy Statement, the Registration Statement, any filings or approvals under applicable state securities laws or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or under Rule 14a-12 under the Exchange Act, and all amendments and supplements thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the provision of the Exchange Act and the rules and regulations thereunder.  The information supplied, or to be supplied, by SSE for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(ee)           CRA, Anti-Money Laundering, OFAC and Customer Information Security.  SSE Bank has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA.  SSE does not have knowledge of any facts or circumstances that would cause SSE Bank or any other Subsidiary of SSE: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or SSE Bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and sate privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by SSE Bank.  To the knowledge of SSE, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either SSE or of its Subsidiaries to undertake any remedial action.  The board of directors of SSE Bank (or where appropriate of any other Subsidiary of SSE) has adopted, and SSE Bank (or such other Subsidiary of SSE) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and SSE Bank (or such other Subsidiary of SSE) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

3.3           Representations and Warranties of NVSL.  NVSL represents and warrants to SSE that, except as set forth in NVSL’s Disclosure Letter:

(a)           Organization and Qualification.  NVSL is a corporation duly organized and validly existing under the laws of the United States of America and is registered with the OTS as a savings and loan holding company.  NVSL has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. NVSL is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on NVSL.

(b)           Subsidiaries.  NVSL owns of record and beneficially all the capital stock of NVSL Bank free and clear of any Liens.  NVSL Bank is a federally chartered savings bank duly organized and validly existing under the laws of the United States, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on NVSL.  NVSL Bank’s deposits are insured by the FDIC to the fullest extent permitted by law.  NVSL Bank is a member in good standing of the Federal Home Loan Bank of Boston.  NVSL Bank engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(c)           Capital Structure.

(i)           The authorized capital stock of NVSL consists of:

(A)           25,000,000 shares of common stock, par value $0.01 per share (the “NVSL Common Stock”); and

(B)           1,000,000 shares of preferred stock, par value $0.01 per share (the “NVSL Preferred Stock”).

(ii)	As of the date of this Agreement:

(A)           7,022,866 shares of NVSL Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(B)           no shares of NVSL Preferred Stock are issued and outstanding;

(C)           353,430 shares of NVSL Common Stock are reserved for issuance pursuant to outstanding options to acquire NVSL Common Stock (the ”NVSL Options”); and

(D)           581,509 shares of NVSL Common Stock are held in treasury by NVSL or otherwise directly or indirectly owned by NVSL.

(iii)           No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of NVSL may vote are issued or outstanding.

(v)           Except as set forth in this Section 3.3(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of NVSL are issued, reserved for issuance or outstanding and (B) neither NVSL nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating NVSL or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of NVSL or obligating NVSL or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement.  As of the date hereof, there are no outstanding contractual obligations of NVSL or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of NVSL or any of its Subsidiaries.

(d)           Authority.  NVSL has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of NVSL’s Board of Directors, and no other corporate proceedings on the part of NVSL are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement.  This Agreement has been duly and validly executed and delivered by NVSL and constitutes a valid and binding obligation of NVSL, enforceable against NVSL in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)           No Violations.  The execution, delivery and performance of this Agreement by NVSL do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which NVSL or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the charter or bylaws of NVSL or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of NVSL or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which NVSL or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on NVSL.

(f)           Consents and Approvals.  No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by NVSL of this Agreement or the consummation by NVSL of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities.  As of the date hereof, NVSL knows of no reason pertaining to NVSL why any of the approvals referred to in this Section 3.3(e) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g)           Governmental Filings.  NVSL and each of its Subsidiaries has filed all reports, schedules, registration statements definitive proxy statements and other documents that it has been required to file since December 31, 2005 with the SEC, the OTS, the FDIC or any other Governmental Regulator (collectively, “NVSL’s Reports”).  No administrative actions have been taken or, to the knowledge of NVSL, threatened or orders issued in connection with any of NVSL’s Reports.  As of their respective dates, each of NVSL’s Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).  Any financial statement (including in each case, any notes thereto) contained in any of NVSL’s Reports fairly presented in all material respects the financial position of NVSL on a consolidated basis, NVSL alone or each of NVSL’s Subsidiaries alone, as the case may be, and was prepared in all material respects in accordance with GAAP or applicable regulations.

(h)           Financial Statements.  The (i) consolidated statements of financial condition of NVSL and its Subsidiaries as of December 31, 2008 and 2007 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the two years in the two-year period ended December 31, 2008, together with the notes thereto, accompanied by the audit report of NVSL’s independent public auditors and (ii) the unaudited consolidated statements of financial condition of NVSL and its Subsidiaries as of September 30, 2009 and the related unaudited consolidated statements of income, cash flows and shareholders’ equity for the nine months ended September 30, 2009 were prepared from the books and records of NVSL and its Subsidiaries and fairly present the consolidated financial position of NVSL and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of NVSL and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate).  The books and records of NVSL and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i)           Undisclosed Liabilities.  Neither NVSL nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the audited consolidated balance sheet of NVSL as of December 31, 2008, except for (i) liabilities incurred since December 31, 2008 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on NVSL and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j)           Absence of Certain Changes or Events.  Since December 31, 2008, (i) NVSL and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices; and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on NVSL.

(k)           Compliance with Laws.  NVSL and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it or the employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NVSL.  NVSL and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the knowledge of NVSL, threatened.  Neither NVSL nor any of its Subsidiaries has been given written notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on NVSL.

(l)           Taxes.  All federal, state, local and foreign Tax returns required to be filed by or on behalf of NVSL or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects.  All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by NVSL or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on NVSL’s balance sheet (in accordance with GAAP).  There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of NVSL or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where NVSL or any of its Subsidiaries do not file Tax returns that NVSL or any such Subsidiary is subject to taxation in that jurisdiction.  All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to NVSL or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on NVSL’s balance sheet (in accordance with GAAP).  NVSL and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.  NVSL and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and NVSL and each of its

Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(m)           Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of NVSL, threatened against or affecting NVSL or any of its Subsidiaries or any property or asset of NVSL or any of its Subsidiaries that (i) is seeking damages or declaratory relief against NVSL or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement.  There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against NVSL or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on NVSL.

(n)           Absence of Regulatory Actions.  Since December 31, 2005, neither NVSL nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised in writing by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking.  There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of NVSL or its Subsidiaries.

(o)           NVSL Information.  The information regarding Newco and NVSL and its Subsidiaries to be supplied by Newco and NVSL for inclusion in the Proxy Statement, the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or under Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Registration Statement will comply as to form in all material respects with the provision of the Securities Act and the rules and regulation thereunder.  The information supplied, or to be supplied, by NVSL for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(p)           Environmental Matters.

(i)           Each of NVSL and its Subsidiaries, the Participation Facilities, and, to the knowledge of NVSL, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii)           There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of NVSL, threatened,

before any court, governmental agency or board or other forum against NVSL or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by NVSL or any of its Subsidiaries or any Participation Facility.

(iii)           To the knowledge of NVSL, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or NVSL or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)           Neither NVSL nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)           There are no underground storage tanks at any properties owned or operated by NVSL or any of its Subsidiaries or any Participation Facility.  Neither NVSL nor any of its Subsidiaries nor, to the knowledge of NVSL, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by NVSL or any of its Subsidiaries or any Participation Facility.

(vi)           During the period of (A) NVSL’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) NVSL’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they are regulated under any Environmental Law.  To the knowledge of NVSL, prior to the period of (A) NVSL’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) NVSL’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they are regulated under any Environmental Law.

(q)           CRA, Anti-Money Laundering, OFAC and Customer Information Security.  NVSL Bank has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA.  NVSL does not have knowledge of any facts or circumstances that would cause NVSL Bank or any other Subsidiary of NVSL: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any

other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and sate privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by NVSL Bank.  To the knowledge of NVSL, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either NVSL or of its Subsidiaries to undertake any remedial action.  The board of directors of NVSL Bank (or where appropriate of any other Subsidiary of NVSL) has adopted, and NVSL Bank (or such other Subsidiary of NVSL) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and NVSL Bank (or such other Subsidiary of NVSL) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(r)           Employee Benefit Plans.

(i)           NVSL’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of NVSL or any of its Subsidiaries (hereinafter referred to collectively as the “NVSL Employee Plans”).  NVSL has previously delivered or made available to SSE true and complete copies of each agreement, plan and other documents referenced in NVSL’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 or 5500-C for the most recently completed year.  Each NVSL Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC has received a favorable determination letter from the IRS, and NVSL and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter.

(ii)           There is no pending or, to the knowledge of NVSL, threatened litigation, administrative action or proceeding relating to any NVSL Employee Plan.  All of the NVSL Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws.  There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the NVSL Employee Plans that is likely to result in the imposition of any penalties or Taxes upon NVSL or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii)           Neither NVSL, any of its Subsidiaries nor any of its ERISA Affiliates maintains or has maintained during the least ten years a NVSL Employee Plan which is subject to Title IV of ERISA or which is subject to the minimum funding requirements of

Section 412 of the IRC.  Neither NVSL, any of its Subsidiaries nor any of its ERISA Affiliates has contributed to any “multi-employer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

ARTICLE IV
Conduct Pending the Merger

4.1           Forbearances by SSE.  Except as expressly contemplated or permitted by this Agreement or disclosed in SSE’s Disclosure Letter, and except to the extent required by law or regulation or any Governmental Entity during the period from the date of this Agreement to the Effective Time, SSE shall not, nor shall SSE permit any of its Subsidiaries to, without the prior written consent of NVSL:

(a)           conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)           (i)           incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Boston with a maturity of not more than one year;

(ii)           prepay any indebtedness or other similar arrangements so as to cause SSE to incur any prepayment penalty thereunder; or

(iii)           purchase or renew any brokered certificates of deposit such that the balance of such funds exceeds the balance at December 31, 2009;

(c)	(i)	adjust, split, combine or reclassify any capital stock;

(ii)           make, declare or pay any dividend, or make any other distribution on its capital stock;

(iii)           grant any stock options, restricted stock or stock appreciation rights or any limited rights under the SSE Employee Plans or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv)           issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock except pursuant to the exercise of stock options or warrants outstanding as of the date hereof; or

(v)           directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d)           sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e)           except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f)           enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $25,000 per annum and other than contracts or agreements covered by Section 4.1(g);

(g)           make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts, individually or in the aggregate to one borrower, not to exceed $500,000 for real estate loans with a loan-to-value ratio of 80% or less and $250,000 for all other loans, (ii) in conformity with existing lending practices in amounts, individually or in the aggregate to one borrower, greater than $500,000 for loans secured by real estate with a loan-to-value ratio of 80% or less and greater than $250,000 for all other loans but only if SSE provides to NVSL three business days’ advance notice of SSE’s decision to make such a loan and NVSL does not reasonably object to the making of such loan within such three business days, or (iii) loans or advances as to which SSE has a binding obligation to make such loans or advances as of the date hereof;

(h)           except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of SSE or SSE Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(i)           (i)           increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and current accruals and pursuant to policies currently in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii)           become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director;

(iii)           voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(iv)           elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement, or hire any employee with annual compensation in excess of $40,000;

(j)           settle any claim, action or proceeding (i) involving payment by it of money damages in excess of $25,000 or (ii) which would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k)           amend its articles of incorporation or bylaws, or similar governing documents;

(l)           restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

(m)           make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities greater than one year;

(n)           make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary Taxes;

(o)           establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p)           take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(q)           implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines; or

(r)           agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.1.

Any request by SSE or response thereto by NVSL shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2           Forbearances by NVSL.  Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, NVSL shall not, nor shall NVSL permit any of its Subsidiaries to, without the prior written consent of SSE, which shall not unreasonably be withheld:

(a)           take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)           take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c)           knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(d)           agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2.

ARTICLE V
Covenants

5.1           Acquisition Proposals.

(a)           Except as permitted by this Agreement, SSE shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by SSE or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than NVSL), regarding an Acquisition Proposal or (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of SSE or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by SSE or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by SSE.  Notwithstanding the foregoing, SSE may, in response to Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this Section 5.1, (A) furnish non-public information with respect to SSE to the person who made such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between NVSL and SSE, dated June 11, 2009 (the “Confidentiality Agreement”) and (B) participate in discussions or negotiations with such person regarding such Superior Proposal, if and so long as SSE’s Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable law.

(b)           SSE will notify NVSL immediately orally (within one day) and in writing (within three days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to NVSL any written materials received by SSE or any of its Subsidiaries in connection therewith.  SSE will keep NVSL informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately upon the occurrence thereof.

(c)           SSE will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing.  SSE will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 5.1(a) of the obligations undertaken in this Section 5.1.  SSE will promptly request each person (other than NVSL) that has executed a confidentiality agreement in the 12 months prior to the date hereof in connection with its consideration of a business combination with SSE or any of its Subsidiaries to return or destroy all confidential information previously furnished to such person by or on behalf of SSE or any of its Subsidiaries.  SSE shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2           Advice of Changes.  Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3           Access and Information.

(a)           Upon reasonable notice and subject to applicable laws relating to the exchange of information, SSE shall (and shall cause SSE’s Subsidiaries to) afford NVSL and its representatives (including, without limitation, officers and employees of NVSL and its affiliates and counsel, accountants and other professionals retained by NVSL) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to SSE and SSE’s Subsidiaries as NVSL may reasonably request; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by SSE in this Agreement and provided, further, that such access shall be subject to permissions from such Governmental Entities as may be required. Neither SSE nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.  The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)           From the date hereof until the Effective Time, SSE shall, and shall cause SSE’s Subsidiaries to, promptly provide NVSL with (i) a copy of each report filed with a Government Regulator, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as NVSL may reasonably request.

(c)           NVSL will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.  Subject to the requirements of applicable law and the Confidentiality Agreement, NVSL will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to NVSL or an affiliate of NVSL, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to NVSL or an affiliate of NVSL from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of SSE or (iv) is or becomes readily ascertainable from published information or trade sources.

(d)           From and after the date hereof, representatives of NVSL and SSE shall meet on a regular basis to discuss and plan for the conversion of SSE’s and its Subsidiaries’ data processing and related electronic informational systems to those used by NVSL and its Subsidiaries with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger.

(e)           SSE shall give notice, and shall cause SSE Bank to give notice, to a designee of NVSL, and shall invite such person to attend all regular and special meetings of the Board of Directors of SSE and SSE Bank.  Such designees shall have no right to vote and shall not attend sessions of board and committees during which there is being discussed (i) matters involving this Agreement, (ii) information or material that SSE or SSE Bank is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of SSE or SSE Bank, (iii) pending or threatened litigation or investigations if, in the opinion of counsel to SSE, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed, or (iv) matters involving an Acquisition Proposal.

5.4           Applications; Consents.

(a)           The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Conversion.  SSE and NVSL shall furnish each other with all information concerning themselves, their respective subsidiaries, and their respective subsidiaries’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of NVSL, SSE or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger.  NVSL and SSE shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to NVSL and SSE, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b)           As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger.

5.5           Antitakeover Provisions.  SSE and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt NVSL, NVSL Bank, the Agreement, the Plan of Bank Merger and the Merger from any provisions of an antitakeover nature in SSE’s or its Subsidiaries’ articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

5.6           Additional Agreements.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including the Conversion, as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7           Publicity.  The initial press release announcing this Agreement shall be a joint press release.  Thereafter, SSE and NVSL shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to stockholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity or with any national securities exchange or market; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8           Stockholder Meeting.  SSE will submit to its stockholders this Agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement.  In furtherance of that obligation, SSE will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call and give notice of a meeting of its stockholders (the “Stockholder Meeting”) for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement and mail the Proxy Statement as promptly as possible, and convene and hold the Stockholder Meeting as promptly as possible after the mailing date of the Proxy Statement, after SSE has been notified that NVSL has filed all applications to Governmental Entities to obtain all approvals, consents and waivers required to permit the consummation of the transactions contemplated by this Agreement.  SSE’s Board of Directors will use all reasonable best efforts to obtain from SSE’s stockholders a vote approving this Agreement.  Except as provided in this Agreement, (i) SSE’s Board of Directors shall recommend to SSE’s stockholders approval of this Agreement, (ii) the Proxy Statement shall include a statement to the effect that SSE’s Board of Directors has recommended that SSE’s stockholders vote in favor of the approval of this Agreement and (iii) neither SSE’s Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of SSE’s Board of Directors that SSE’s stockholders vote in favor of approval of this Agreement or make any statement in connection with the Stockholder Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”).  Notwithstanding the foregoing, if (x) SSE has complied in all material respects with its obligations under Section 5.1, (y) SSE (1) has received an unsolicited bona fide written Acquisition Proposal from a third party that SSE’s Board of Directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by NVSL pursuant to clause (3) below, (2) has notified NVSL, at least five business days in advance, of it is intention to effect a Change in Recommendation, specifying the material terms and conditions of any such Superior Proposal and furnishing to NVSL a copy of the relevant proposed transaction documents, if such exist, with the person making such Superior Proposal and (3) during the period of not less than five business days following SSE’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with NVSL in good faith (to the extent that NVSL desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (z) SSE’s Board of Directors, after consultation with and based on the advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to stockholders at the Stockholder Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to stockholders it may withdraw, amend or modify its recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

5.9           Registration of Newco Common Stock.

(a)           As promptly as reasonably practicable following the date hereof, Newco shall prepare and file with the SEC the Merger Registration Statement. The Merger Registration Statement shall contain proxy materials relating to the matters to be submitted to the SSE stockholders at the Stockholders Meeting, which may be combined with the Conversion Proxy/Prospectus (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”).  SSE will furnish to Newco the information required to be included in the Merger Registration Statement and the Conversion Registration Statement with respect to its business and affairs and shall have the right to review and consult with Newco and approve the form of, and any characterizations of such information included in, the Merger Registration Statement and the Conversion Registration Statement prior to its being filed with the SEC.  Newco shall use reasonable best efforts to have the Merger Registration Statement declared effective by the SEC and to keep the Merger Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby.  SSE will use reasonable best efforts to cause the Proxy Statement to be mailed to SSE’s stockholders as promptly as practicable after the Merger Registration Statement is declared effective under the Securities Act. Newco will advise SSE, promptly after it receives notice thereof, of the time when the Merger Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Newco Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Merger Registration Statement.  If at any time prior to the Effective Time any information relating to Newco or SSE, or any of their respective affiliates, officers or directors, should be discovered by Newco or SSE which should be set forth in an amendment or supplement to any of the Merger Registration Statement or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Newco with the SEC and disseminated by SSE to the stockholders of SSE.

(b)           Newco shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of SSE and Newco shall furnish all information concerning it and the holders of SSE Common Stock as may be reasonably requested in connection with any such action.

(c)           Newco shall use its best efforts to cause the Newco Common Stock to be issued by Newco in exchange for the shares of SSE Common Stock to be approved for issuance on the Nasdaq Global Market, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Effective Time.

5.10           Notification of Certain Matters.  Each party shall give prompt notice to the other of:  (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect.  Each of SSE and NVSL shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11           Employee Benefit Matters.

(a)           All persons who are employees of SSE Bank immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of NVSL Bank; provided, however, that in no event shall any of SSE Bank’s employees be officers of NVSL Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of NVSL Bank.  All of the Continuing Employees shall be employed at the will of NVSL Bank and no contractual right to employment shall inure to such employees because of this Agreement.

(b)           Each Continuing Employee shall be treated as a new employee of NVSL Bank for purposes of participation in NVSL Bank’s 401(k) plan and NVSL Bank’s employee stock ownership plan.  Continuing Employees who become participants in an NVSL Bank or NVSL compensation and benefit plan (including without limitation NVSL Bank’s 401(k) plan) shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes except for vacation or as otherwise specifically set forth herein), be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of SSE or any predecessor thereto before the Effective Time; provided, however, that Continuing Employees shall not be eligible to participate in NVSL Bank’s employee stock ownership plan until the first day of the second plan year following the Effective Time.  This Agreement shall not be construed to limit the ability of NVSL or NVSL Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate.  As of the Effective Time, NVSL Bank shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to similarly situated NVSL Bank’s employees except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar SSE plan at the Effective Time of the Merger, and those Continuing Employees and their dependents will receive credit for deductibles, co-insurance amounts and other limitations for their expenses incurred under a similar SSE Employee Plan.  Before the Closing Date, SSE shall, at the request and discretion of NVSL

Bank, amend SSE’s 401(k) plan to cause SSE to no longer be a participating employer in the SSE 401(k) plan or to terminate the SSE 401(k) plan as of the Effective Time.  Continuing Employees who become participants in the NVSL Bank 401(k) plan shall be permitted to roll over distributions (excluding loans) from the SSE 401(k) plan to the NVSL Bank 401(k) plan or to individual retirement accounts.

(c)           NVSL shall honor all obligations under the employment agreements, consulting agreements and change-in-control agreements as set forth in SSE’s Disclosure Letter, in each case except to the extent superseded by agreements entered into in connection with entering into this Agreement.

(d)           All employees of SSE, except any employee who is a party to an employment agreement, change in control agreement or other severance arrangement, who are involuntarily terminated in connection with the Merger at or before the Effective Time or who are involuntarily terminated within six (6) months following the Closing Date (other than for Cause) shall receive a severance payment equal to two (2) weeks of “base compensation” for each year of service, with a minimum payment equal to four weeks base compensation (for those who have at least one (1) full year of service at the time of the termination of employment), and up to a maximum of twelve (12) weeks of base compensation.  “Cause” shall mean a good faith finding by NVSL Bank of:

(i)           a conviction of the employee of, or a plea of guilty or nolo contendere by the employee to, any felony;

(ii)           a material violation by the employee of federal or state laws or any other laws involving moral turpitude, as determined by a court or other governmental body of competent jurisdiction;

(iii)           willful misconduct or gross negligence by the employee;

(iv)           a material violation by the employee of any employment policy or procedure, as currently existing or as may be implemented in the future and provided to the employee; or

(vi)           fraud, embezzlement, theft or material dishonesty by the employee against NVSL Bank or any customer or vendor thereof.

“Base compensation” shall mean:

(i)           For salaried employees, the employee’s annual base salary at the rate in effect on his or her termination date or, if greater, the rate in effect on the date immediately preceding the Closing Date.

(ii)           For employees whose compensation is determined in whole or in part on the basis of commission income, the employee’s annual base salary at the rate in effect on his or her termination date (or, if greater, the rate in effect on the date immediately preceding the Closing Date), if any, plus the commissions earned by the employee in the twelve (12) full calendar months preceding his or her termination date (or, if greater, the commissions earned in the twelve (12) full calendar months immediately preceding the Closing Date).

(iii)           For hourly employees, the employee’s total hourly wages for the twelve (12) calendar months preceding his or her termination date or, if greater, the twelve (12) full calendar months preceding the Closing Date.

5.12           Indemnification.

(a)           From and after the Effective Time through the sixth anniversary of the Effective Time, Newco agrees to indemnify and hold harmless each present and former director and officer of SSE and its Subsidiaries and each officer or employee of SSE and its Subsidiaries that is serving or has served as a director or officer of another entity expressly at SSE’s request or direction (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to SSE’s articles of incorporation and bylaws as in effect on the date of this Agreement.

(b)           Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Newco thereof, but the failure to so notify shall not relieve Newco of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice Newco.

(c)           Newco shall use its reasonable best efforts to maintain SSE’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by SSE’s existing policy, including Newco’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of three years after the Effective Time; provided, however, that in no event shall NVSL be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 5.12(c), an amount per annum in excess of 200% of the amount of the annual premiums paid by SSE as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, Newco shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d)           In the event Newco or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves, transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that such successor and assign of Newco and its successors and assigns assume the obligations set forth in this Section 5.12.

(e)           The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13           Conversion from Mutual to Stock Form.  Commencing promptly after the date of this Agreement, NVSL MHC, NVSL, NVSL Bank and Newco will use reasonable best efforts to, and will take all reasonable steps necessary, to effect promptly the Conversion.  In addition, without limiting the generality of the foregoing, NVSL MHC, NVSL and NVSL Bank shall cause the following to be done:

(a)           NVSL MHC will (i) as promptly as practicable after the Conversion Registration Statement is declared effective by the SEC, and the requisite approvals from the Regulatory Authorities have been obtained, take all steps necessary to duly call, give notice of, convene and hold the Special Meeting of Members (as defined in the Plan of Conversion) for the purpose of approving the Plan of Conversion, and for such other purposes as may be, in the reasonable judgment of NVSL MHC, necessary or desirable, (ii) recommend to the Voting Members (as defined in the Plan of Conversion) the approval of the aforementioned matters to be submitted by it to the Voting Members, and (iii) cooperate and consult with SSE with respect to each of the foregoing matters.

(b)           NVSL will (i) as promptly as practicable after the Conversion Registration Statement is declared effective by the SEC, and the requisite approvals from the Regulatory Authorities have been obtained, take all steps necessary to duly call, give notice of, convene and hold the Meeting of Stockholders (as defined in the Plan of Conversion) for the purpose of approving the Plan of Conversion, and for such other purposes as may be, in the reasonable judgment of NVSL, necessary or desirable, (ii) recommend to the holders of NVSL common stock  the approval of the aforementioned matters to be submitted by it to the holders of NVSL common stock, and (iii) cooperate and consult with SSE with respect to each of the foregoing matters.

(c)           NVSL MHC, NVSL, NVSL Bank and Newco will use reasonable best efforts to prepare and file all regulatory applications required to be filed in connection with the Conversion.

(d)           NVSL and Newco shall prepare as promptly as practicable, and SSE shall cooperate in the preparation of, the Conversion Proxy/Prospectus. Such Conversion Proxy/Prospectus shall be incorporated into the Conversion Registration Statement.  Newco shall file the Conversion Registration Statement with the SEC as promptly as practicable. Newco shall use its reasonable best efforts to have the Conversion Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.

(e)           SSE shall provide Newco with any information concerning it that Newco may reasonably request in connection with the Conversion Proxy/Prospectus, and Newco shall notify SSE promptly of the receipt of any comments of the SEC, the OTS and any other Government Regulator with respect to the Conversion Proxy/Prospectus and of any requests by the SEC, the OTS or any other Government Regulator for any amendment or supplement thereto or for additional information, and shall promptly provide to SSE copies of all correspondence between Newco or any representative of Newco and the SEC, the OTS or any other Government Regulator.  Newco shall give SSE and its counsel the opportunity to review and comment on the Conversion Proxy/Prospectus prior to its being filed with the SEC, the OTS and any Government Regulator and shall give SSE and its counsel the opportunity to review and comment on all amendments and supplements to the Conversion Proxy/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC, the OTS and any Government Regulator. Each of Newco and SSE agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC, the OTS and any Government Regulator and to cause the Conversion Proxy/Prospectus and all required amendments and supplements thereto to be mailed to the Participants and the holders of NVSL common stock at the earliest practicable time.

(f)           Each party hereto shall promptly notify the other if at any time it becomes aware that the Conversion Proxy/Prospectus or the Conversion Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, the parties shall cooperate in the preparation of a supplement or amendment to such Conversion Proxy/Prospectus, which corrects such misstatement or omission, and Newco shall file an amended Conversion Registration Statement with the SEC.

(g)           If any shares of Newco Common Stock that are offered for sale in the subscription offering that is conducted as part of the Offering remain unsold, then, at Newco’s discretion, such shares may be issued to SSE’s stockholders as part of the Merger Consideration if necessary to complete the Conversion.

5.14           Accountant’s Comfort Letter.  SSE shall use its reasonable best efforts to cause to be delivered to Newco’s Conversion financial advisor a letter from its independent public accountants addressed to Newco’s Conversion financial advisor, dated a date within two business days before the date on which the Conversion Registration Statement shall become effective, in form and substance reasonably satisfactory to Newco’s Conversion financial advisor and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Conversion Registration Statement.

5.15           Cooperation.  SSE agrees that it shall, and shall cause SSE Bank and the other SSE Subsidiaries, to: (i) make any accounting adjustments or entries to its books of account and other financial records; (ii) sell or transfer any investment securities held by it; (iii) charge-off any Loan; (iv) create any new reserve account or make additional provisions to any other existing reserve account; (v) make changes in any accounting method; (vi) accelerate, defer or accrue any anticipated obligation, expense or income item; and (vii) make any other adjustments which would affect the financial reporting of the Surviving Corporation, on a consolidated basis after the Effective Time, in each case as NVSL shall reasonably request provided, however, that neither SSE nor SSE Bank shall be obligated to take any such requested action until immediately prior to the Closing and at such time as all conditions precedent to SSE’s obligations under this Agreement (except for the completion of actions to be taken at the Closing) have been satisfied, and that no such adjustment which SSE or SSE Bank would not have been required to make but for the provisions of this Section 5.14 in and of itself shall result in a breach of any warranty or representation made herein, of SSE Common Stock, or delay the Closing or NVSL’s receipt of the Regulatory Approvals.

5.16           Advisory Board of Directors.  NVSL Bank shall establish an advisory board for the purpose of advising NVSL Bank on its operations in the area served by SSE Bank’s offices and generating additional business contacts for NVSL Bank in such area.  NVSL Bank shall maintain the advisory board for a minimum of one (1) year following the Effective Date.  Thereafter, NVSL Bank may disband the advisory board at any time in its sole discretion.  Except for the director of SSE that may serve as a director of both Newco and NVSL Bank as contemplated by Section 5.19 hereof, each other director of SSE as of the Effective Time shall be invited to serve on the advisory board.  The advisory board shall meet monthly and each advisory director shall receive $400 per meeting attended.  Such advisory board shall comply with the regulations of the OTS.

5.17.           Formation of Newco; Accession.  As promptly as reasonably practicable after the date of this Agreement, NVSL shall incorporate a newly formed holding company (“Newco”).  Newco will be a corporation duly organized and in good standing or legal existence, as appropriate, under the laws of the jurisdiction in which it is organized with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as then conducted and shall be duly licensed or qualified to do business and be in good standing or legal existence, as appropriate, in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification.  Promptly following the organization of Newco, the board of directors of Newco shall approve this Agreement and the transactions contemplated hereby, and NVSL shall cause Newco to execute and deliver an appropriate instrument of accession to this Agreement, whereupon Newco shall become a party to, and be bound by, this Agreement.

5.18           Availability of Funds.  Newco will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Cash Consideration.

5.19           Directorship.  Newco and NVSL Bank shall invite one and the same individual serving as a director of SSE at the Effective Time to serve on both the board of directors of Newco (as of the Effective Time) and NVSL Bank (as of the effective time of the Bank Merger).  The invited individual shall be selected by Newco and NVSL Bank in their sole discretion and subject to their corporate governance policies and procedures.  If the invited individual does not accept the invitation to serve on the board of directors of both Newco and NVSL Bank, neither Newco nor NVSL Bank is obligated to select and invite another individual.

5.20           Subordination, Non-Disturbance and Attornment Agreements.  Before the Closing Date, with respect to each leased real property that serves as a banking office of SSE or SSE Bank, SSE, SSE Bank or other Subsidiary of SSE, as appropriate, shall use its reasonable best efforts to obtain and record a Subordination, Non-Disturbance and Attornment Agreement with respect to each such leased real property.

ARTICLE VI
Conditions to Consummation

6.1           Conditions to Each Party’s Obligations.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been approved by the requisite vote of SSE’s stockholders in accordance with applicable laws and regulations.

(b)           Regulatory Approvals.  All approvals, consents or waivers of any Governmental Entity required to permit consummation of the Conversion and the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to NVSL of the transactions contemplated hereby that, had such condition or requirement been known, NVSL would not, in its reasonable judgment, have entered into this Agreement.

(c)           No Injunctions or Restraints; Illegality.  No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or the Bank Merger or any transactions contemplated by this Agreement.  No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d)           Third Party Consents.  The parties shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on NVSL (after giving effect to the consummation of the transactions contemplated hereby).

(e)           Tax Opinions.  Newco and SSE shall have received opinions of Kilpatrick Stockton LLP and Day Pitney LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Newco and SSE, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Newco and SSE will each be a party to that reorganization within the meaning of Section 368(b) of the IRC.  Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Newco, SSE and others.

(f)           Registration Statement; Blue Sky Laws.  The Merger Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Merger Registration Statement, and Newco shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(g)           Consummation of Conversion.  The Conversion shall have been consummated.

6.2           Conditions to the Obligations of NVSL.  The obligations of NVSL to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by NVSL:

(a)           SSE’s Representations and Warranties.  Each of the representations and warranties of SSE contained in this Agreement and in any certificate or other writing delivered by SSE pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.
(b)           Performance of SSE’s Obligations.  SSE shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)           Officers’ Certificate.  NVSL shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of SSE to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d)           No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to SSE.

6.3           Conditions to the Obligations of SSE.  The obligations of SSE to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by SSE:

(a)           NVSL’s Representations and Warranties.  Each of the representations and warranties of NVSL contained in this Agreement and in any certificate or other writing delivered by NVSL pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)           Performance of NVSL’s Obligations.  NVSL shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)           Officers’ Certificate.  SSE shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of NVSL to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII
Termination

7.1           Termination.  This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite stockholder approval:

(a)           by the mutual written consent of NVSL and SSE; or

(b)           by either NVSL or SSE, in the event of the failure of SSE’s stockholders to approve the Agreement at the Stockholder Meeting; provided, however, that SSE shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c)           by either NVSL or SSE, if (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied, (ii) any such Governmental Entity has communicated to NVSL or SSE that any such approval, consent or waiver shall not be forthcoming, or (iii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d)           by either NVSL or SSE, in the event that the Merger is not consummated by February 28, 2011, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e)           by either NVSL or SSE (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) or (b) or Sections 6.3(a) or (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty; or

(f)           by NVSL, (i) if SSE shall have materially breached its obligations under Section 5.1 or Section 5.8 or (ii) if the Board of Directors of SSE does not publicly recommend in the Proxy Statement that stockholders approve and adopt this Agreement or if, after recommending in the Proxy Statement that stockholders approve and adopt this Agreement, the Board of Directors of SSE withdraws, qualifies or revises such recommendation or takes any action in any respect materially adverse to NVSL.

7.2           Termination Fee.

(a)           SSE shall pay to NVSL a fee if this Agreement is terminated as follows:

(i)           if this Agreement is terminated by NVSL pursuant to Section 7.1(f), so long as at the time of such termination NVSL is not in material breach of any representation, warranty or material covenant contained herein, SSE shall make payment to NVSL of a termination fee in the amount of $900,000; and

(ii)           if this Agreement is terminated by (A) either party pursuant to Section 7.1(b) or (B) by NVSL pursuant to Section 7.1(e) because of SSE’s breach of any representation, warranty, covenant or agreement under this Agreement, and in the case of (A) or (B) an Acquisition Proposal with respect to SSE shall have been publicly announced or otherwise communicated or made known to SSE’s Board of Directors (or any person shall have publicly announced, communicated or made known to SSE’s Board of Directors an intention to make an Acquisition Proposal) at any time after the date of this Agreement and on or before the date of the Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), then SSE shall pay (x) $450,000 to NVSL on the second business day following such termination and (y) if within 12 months after such termination SSE enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then SSE shall pay $450,000 on the date of such execution or consummation.  Notwithstanding anything to the contrary contained herein, SSE shall not be obligated to pay aggregate termination fees in excess of $900,000 pursuant to this Section 7.2(a).

(b)           If this Agreement is terminated by either party pursuant to Section 7.1(d) because the condition set forth in Section 6.1(g) shall not have been satisfied, then in order to reimburse SSE for its expenses, including the fees and expenses of lawyers, accountants and investment bankers, in connection with the termination of the transactions contemplated by this Agreement:

(i)           NVSL shall pay to SSE a termination fee of $900,000 if the failure to satisfy the condition set forth in Section 6.1(g) results from NVSL MHC’s election not to consummate the Conversion after having received the approval, consent or waiver of each Governmental Entity and satisfied all other conditions precedent required to consummate the Conversion; or

(ii)           NVSL shall pay to SSE a termination fee of $350,000 if the failure to satisfy the condition set forth in Section 6.1(g) results from any other reason.

(iii)           Notwithstanding anything to the contrary contained herein, NVSL shall not be obligated to pay aggregate termination fees in excess of $900,000 pursuant to this Section 7.2(b).

(c)           Any fee payable pursuant to this Section 7.2 shall be made by wire transfer of immediately available funds within two days after notice of demand for payment.

(d)           The parties acknowledge that the agreements contained in Section 7.2(a)and (b) are an integral part of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that such amounts do not constitute a penalty.  If either party fails to pay the amounts due by them under Section 7.2(a) or (b) within the time periods specified, such party shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

7.3           Effect of Termination.  In the event of termination of this Agreement by either NVSL or SSE as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII
Certain Other Matters

8.1           Interpretation.  When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2           Survival.  Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time.  All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3           Waiver; Amendment.  Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of SSE, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of SSE Common Stock or that would contravene any provision of the CBCA or the applicable state and federal banking laws, rules and regulations.

8.4           Counterparts.  This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5           Governing Law.  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Connecticut, without regard to conflicts of laws principles (except to the extent mandatory provisions of federal law are applicable).

8.6           Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby except as set forth in Section 7.2(b).

8.7           Notices.  All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to NVSL, to:

Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut  06770
Facsimile: (203) 720-5016
Attention: John C. Roman

With copies to:

Kilpatrick Stockton LLP
Suite 900, 607 14th Street, NW
Washington, DC  20005
Facsimile:  (202) 204-5630
Attention:    Paul M. Aguggia, Esq.
      Victor L. Cangelosi, Esq.
      Sean P. Kehoe, Esq.

If to SSE, to:
Southern Connecticut Bancorp, Inc.
215 Church Street
New Haven, Connecticut  06511
Facsimile:  (203) 787-5056
Attention:  John H. Howland

With copies to:

Day Pitney LLP
242 Trumbull Street
Hartford CT 06103-1212
Facsimile  (860) 881 2523
Attention:  Robert M. Taylor III, Esq.

8.8           Entire Agreement; etc.  This Agreement, together with the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.  All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9           Successors and Assigns; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10           Specific Performance.  Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

Naugatuck Valley Financial Corporation

By:	/s/ John C. Roman
President and Chief Executive Officer

Southern Connecticut Bancorp, Inc.

By:	/s/ John H. Howland
President and Chief Operating Officer

Acceded to as of ____________, 2010

_______________________________
(Newco)

By:          ________________________________
President and Chief Executive Officer